1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

March 8, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director
                   Ms. Sharon Virga, Senior Staff Accountant
                   Mr. Dean Suehiro, Senior Staff Accountant

Re:	Applied Digital Solutions, Inc. (the “Company”)
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed April 6, 2006

Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
File No. 000-26020

Dear Messrs. Spirgel and Suehiro and Ms. Virga:

As requested, the Company has prepared the attached reconciliation placing in tabular format the impact on the Company’s statements of operations for the years ended December 31, 2004 and 2005 of the March 1, 2004 and the February 25, 2005 share exchange transactions between the Company and Digital Angel Corporation, the Company’s majority-owned subsidiary. This reconciliation purports to place in tabular format the summarized information that the Company’s management submitted to the Securities and Exchange Commission, or SEC, in its letter to the Staff dated February 20, 2007, and that the Company also discussed with the SEC on its February 15, 2007 conference call with the Staff.

The Company’s accounting policy is to recognize gains and losses on capital transactions of its subsidiaries in its results of operations. Such gains and losses are recognized in accordance with SAB Topic 5-H. The Company presents these gains and losses in its consolidated statements of operations on two separate line items titled (i) net gain (loss) on capital transactions of subsidiary and (ii) gain (loss) attributable to changes in minority interest as a result of capital transactions of subsidiary. The reconciliation attached presents the impact of the share exchanges noted above on the Company’s statement of operations for the years ended December 31, 2004 and 2005.

Please direct any questions or comments regarding this letter to me at 561-805-8025.

Very truly yours,

/s/ Lorraine M. Breece
Lorraine M. Breece
Applied Digital Solutions, Inc.
Senior Vice President, Acting Chief Financial Officer

cc: Michael Krawitz, Chief Executive Officer
       Harvey Goldman, Esq. Holland & Knight LLP

Applied Digital Solutions, Inc.		Page 1 of 2
Reconciliation of Amounts Recorded in Applied Digital's Financial
Statements in Connection with Capital Transactions of Subsidiary

SEC Request:
Reconcile the amounts recorded in the Company's statements of operations related to gains on capital transactions of subsidiary and gains (losses) attributable to changes in minority interest as a result of capital transactions of subsidiary with amount resulting from share exchange transactions between the Company and Digital Angel.

Response: The reconciliations are as follows:
	Year Ended December 31,
	2004	2005
Details of Capital Transactions of Subsidiary

Shares Issued by Digital Angel:
Non-share exchange transactions	10,556,971	156,380
Shares exchanged with Applied Digital	3,000,000	644,140
Share exchange warrants issued to Applied Digital	1,000,000	-
Total shares of common stock issued by Digital Angel	14,556,971	800,520

Total Proceeds to Digital Angel:
Non-share exchange transactions	$24,347,589	$422,550
Shares exchanged with Applied Digital	7,920,000	3,500,000
Share exchange warrants issued to Applied Digital	3,740,000	-
Total proceeds for shares issued by Digital Angel	$36,007,589	$3,922,550

Change in ownership as a result of the capital transactions of Digital Angel:
Non-share exchange transactions	-16.61%	0.23%
Shares exchanged with Applied Digital	3.20%	0.67%
Share exchange warrants issued to Applied Digital	1.01%	0.00%
Total change in Applied Digital's ownership of Digital Angel	-12.40%	0.90%

Values per Financial Statements:

Net Gain (Loss) on Capital Transactions of Subsidiary:

Gain on non-share exchange transactions	$16,395,861	$411,428

Proceeds from shares exchanged	7,920,000	n/a	(1)
Minority owners' interest at December 31, 2004	45.5%	n/a
Loss on shares exchange shares	$(3,603,600)	-

Proceeds from shares exchange warrants	$3,740,000	n/a	(1)
Minority owners' interest at December 31, 2004	45.5%	n/a
Loss on share exchange warrant shares	(1,701,700)	-

Loss on sale of Applied Digital shares received by Digital Angel in the 2004
share exchange and recorded on Digital Angel's financial statements	(1,231,000)	n/a
Elimination of loss on sale of Applied Digital's shares in consolidation	1,231,000	n/a

Total gain on capital transactions of subsidiary per financial statements	$11,090,561	$411,428

Applied Digital Solutions, Inc.		Page 2 of 2
Reconciliation of Amounts Recorded in Applied Digital's Financial
Statements in Connection with Capital Transactions of Subsidiary, continued

(Loss) Gain Attributable to Changes in Minority Interest as a Result
of Capital Transactions of Digital Angel per Financial Statements:

Non-share exchange transactions	$(26,595,504)	$(430,000)

Shares exchanged with Applied Digital:
Minority interest liability without the share exchange	$55,551,955	$49,229,488
Actual minority interest at December 31,	54,312,659	49,762,000
Net impact of the share exchange on minority interest as of December 31,	1,239,296	(532,512)
Minus the effect of the loss on capital transactions of subsidiary per above	3,603,600	n/a
Change in minoirty interest due to goodwill acquired in share exchange	n/a	1,561,000	(1)
Total gain attributable to changes in minority interest as a result of the shares exchanged	$4,842,896	$1,028,488

Minority interest liability without the share exchange warrants	$54,160,501	n/a
Actual minority interest at December 31,	54,312,659	n/a
Impact of the share exchange on minority interest as of December 31,	(152,158)	n/a
Minus the effect of the loss on capital transactions of subsidiary per above	1,701,700	n/a
Total gain attributable to changes in minority interest as a result of the shares exchange	1,549,542	n/a
Total (loss) gain attributable to changes in minority interest	$(20,203,066)	$598,488

(1)   The 2005 share exchange related to the acquisition of minority owners' interest in Digital Angel. Thus, no gain or loss was recorded. The value of the decrease in the minority owners' interest as a result of the exchange of $3.5 million times the minority owners' interest at December 31, 2005 of 44.6% was recorded as goodwill of approximately $1,561,000.